SEC Mail Processing Section
AUG 22 2008
Washington, DC
106

SECURI ION

08032128

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 052139

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: York Stockbrokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Fifth Avenue, 6th Floor
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Taylor 212-453-2541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spielman Koenigsberg & Parker, LLP
(Name – *if individual, state last, first, middle name*)

888 Seventh Avenue, 35th Floor New York NY 10106
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 05 2008
THOMSON REUTERS

Securities and Exchange Commission
RECEIVED
AUG 22 2008
Office of Compliance Inspection and Examinations

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of York Stockbrokers, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

YVONNE E VANDENBERG
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01VA6168899
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES JUNE 18, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YORK STOCKBROKERS, INC.

FINANCIAL STATEMENTS

June 30, 2008 and 2007

(With Independent Auditors' Report)

YORK STOCKBROKERS, INC.

TABLE OF CONTENTS

For the Years Ended June 30, 2008 and 2007

	Page
Facing Page and Oath or Affirmation	
Independent Auditors' Report	1
Financial Statements	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1	11
Independent Auditors' Report on Internal Control Structure, Required by SEC Rule 17a-5	12

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report

To the Board of Directors
York Stockbrokers, Inc.:

We have audited the accompanying statements of financial condition of York Stockbrokers, Inc. as of June 30, 2008 and 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of York Stockbrokers, Inc. as of June 30, 2008 and 2007 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule on page eleven is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spielman Koenigsberg & Parker LLP

August 11, 2008

YORK STOCKBROKERS, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2008 and 2007

	2008	2007
Assets		
Current		
Cash and cash equivalents	$ 369,302	$ 337,689
Due from brokers		231
Accounts receivable	18,565	
Total current assets	387,867	337,920
Fixed assets, net of accumulated depreciation of $385,407 and $318,009, respectively	182,427	199,299
Marketable securities	26,525	29,685
Clearing deposit	25,000	25,000
Security deposits	57,500	57,500
Total assets	$ 679,319	$ 649,404
Liabilities		
Current		
Accounts payable and accrued expenses	$ 45,181	$ 87,849
Deferred rent	7,951	14,313
Taxes payable	454	2,478
Total liabilities	53,586	104,640
Stockholders' equity		
Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	1,264,000	1,064,000
Accumulated deficit	(639,267)	(520,236)
Total stockholders' equity	625,733	544,764
Total liabilities and stockholders' equity	$ 679,319	$ 649,404

The accompanying notes are an integral
part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENTS OF OPERATIONS

For the Years Ended June 30, 2008 and 2007

	2008	2007
Revenue		
Commission income	$ 490,459	$ 707,447
License fees	39,000	39,000
Consulting income	452,124	460,602
Service fee income	125,000	191,000
Interest and dividend income	7,226	9,992
Unrealized (loss) gain on marketable securities	(2,860)	110
Miscellaneous income	35,000	
Total revenue	1,145,949	1,408,151
Expenses		
Salaries and related taxes	546,116	859,882
General and administrative	312,938	296,903
Equipment leasing	77,210	69,350
Professional fees	76,631	110,754
Insurance	76,071	56,935
Depreciation and amortization	67,398	62,688
Commission expense	39,749	172,286
Charitable contributions	29,400	19,000
Clearing and floor brokerage fees	18,315	22,010
Travel and entertainment	11,784	14,597
Regulatory fees	9,582	10,783
Corporate taxes	(214)	4,517
Total expenses	1,264,980	1,699,705
Net loss	$ (119,031)	$ (291,554)

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended June 30, 2008 and 2007

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, June 30, 2006	1,000	1,000	1,064,000	(228,682)	836,318
Net loss				(291,554)	(291,554)
Balance, June 30, 2007	1,000	$ 1,000	$1,064,000	$ (520,236)	$ 544,764
Capital contribution			200,000		200,000
Net loss				(119,031)	(119,031)
Balance, June 30, 2008	1,000	$ 1,000	$1,264,000	$ (639,267)	$ 625,733

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net loss	$ (119,031)	$ (291,554)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	67,398	62,688
Decrease (increase) in:		
Due from brokers	231	14,180
Commissions receivable		1,238
Accounts receivable	(18,565)	16,895
Marketable securities	3,160	190
(Decrease) increase in:		
Accounts payable and accrued expenses	(42,668)	40,435
Deferred rent	(6,362)	(6,361)
Taxes payable	(2,024)	(881)
Net cash used in operating activities	(117,861)	(163,170)
Cash flows from investing activities:		
Purchases of fixed assets	(50,526)	(25,094)
Net cash used in investing activities	(50,526)	(25,094)
Cash flows from financing activities:		
Capital contributions	200,000	
Net cash provided by financing activities	200,000	
Net increase (decrease) in cash	31,613	(188,264)
Cash and cash equivalents, beginning of year	337,689	525,953
Cash and cash equivalents, end of year	$ 369,302	$ 337,689
Supplemental disclosure:		
Cash paid during the year for:		
Taxes	$ 1,810	$ 5,398

The accompanying notes are an integral part of these financial statements.

1. Organization

York Stockbrokers, Inc. ("YSI" or the "Company") is a Delaware corporation that was formed on June 17, 1999. Effective June 15, 2000, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. The Company is currently engaged in various types of businesses, such as selling corporate debt securities, corporate equity securities, over-the-counter stocks and government securities. The Company also effects, on behalf of clients, transactions in foreign exchange and distributes private placements.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Fixed assets at June 30, 2008 and 2007 consist of the following:

	2008	2007
Leasehold improvements	$ 438,366	$ 415,568
Computer equipment	72,774	49,944
Computer software	12,833	9,615
Furniture and fixtures	40,830	40,830
Equipment	2,531	851
Non-depreciable assets	500	500
	567,834	517,308
Less: accumulated depreciation	(385,407)	(318,009)
	$ 182,427	$ 199,299

Revenue and Expense Recognition

The Company records commission revenue and related expenses on a trade date basis.

Income Taxes

Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". As required under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Reclassifications

Certain amounts in the 2007 financial statements have been reclassified in order to conform with the 2008 presentation.

3. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker/dealer, the Company engaged in various brokerage activities on an agency basis. As a non-clearing broker, the Company has their own and customers' transactions cleared through other broker dealers pursuant to fully disclosed clearance agreements. Nonperformance by its customers in fulfilling their contractual obligation pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. Substantially all of the Company's cash is held at clearing brokers and other financial institutions. Recognizing the concentration of credit risk that this implies, the Company utilizes clearing brokers that are highly capitalized.

4. License Fees

License fees represent income earned from separate companies under license agreements, whereby YSI grants the licenses the right to use the Company's desk space. This space shall be used by the licensees solely for administrative office purposes relating to their businesses. The Company charges the licensees a monthly fee ranging from $750 to $2,500.

5. Marketable Securities

Marketable securities, which consist entirely of NASDAQ Stock Market, Inc. equity securities, are carried at their fair market value at June 30, 2008.

6. Clearing Deposit

The clearing deposit consists of money deposited into a capital account with the Company's clearing firm, Pershing, a Bank of New York Securities Group Company. As of June 30, 2008 and 2007, the balance is $25,000.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day, but as of June 30, 2008 the company had net capital of $363,258, which was $263,258 in excess of SEC required net capital of $100,000. As of June 30, 2007 the Company had net capital of $283,509, which was $183,509 in excess of SEC required net capital of $100,000.

8. Commitments and Contingencies

The Company rents office space in which the underlying lease provides for rent escalations. As required by SFAS No. 13, "Accounting for Leases," the Company amortizes its rent expense on a straight-line basis over the life of the related lease. In October 2005 the Company signed an amendment to the original lease. Minimum lease obligations under the amended lease at June 30, 2008 are approximately, as follows, for the years ended June 30:

2009	31,806
	$ 31,806

9. Related Party Transactions

The Company received $30,000 in license fees in 2008 from York R.E., Inc., an affiliate. The fees are included in License fees on the statement of operations. The Company also received $440,000 from YAM Ltd, an affiliate. These fees are included in consulting fees on the statement of operations. In addition, the Company paid York R.E., Inc. $675 for storage in 2008 and $1,305 in 2007. The storage fees are included with general and administrative expenses on the statement of operations.

Management represents that all transactions with affiliates are made at arms-length.

10. Income Taxes

At June 30, 2008 and 2007, the Company had federal and state net operating loss carryforwards of approximately $422,940 and $357,220, respectively. The net operating losses will expire in the various years through June 30, 2028.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes. The Company has a net deferred tax asset at June 30, 2008 of $135,808. The temporary differences that give rise to the deferred tax asset are net operating losses and the book to the tax differences for depreciation. A valuation allowance has been established to reduce this net deferred asset to zero based upon the uncertainty regarding realization of such tax benefits in future periods.

11. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

SUPPLEMENTARY INFORMATION

YORK STOCKBROKERS, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR
BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

For the Year Ended June 30, 2008

Stockholders' equity	$ 625,733
Less: nonallowable assets:	
Fixed assets, net	182,427
Security deposits	57,500
Accounts receivable	18,565
Total non-allowable assets	258,492
Net capital before haircut on securities positions	367,241
Haircut	3,983
Net capital	363,258
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of 6 ⅔% of aggregate indebtedness or $100,000)	100,000
Capital in excess of minimum requirement	$ 263,258
Aggregate indebtedness	$ 53,586
Ratio of aggregate indebtedness to net capital.	.15:1

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A5, Part IIA filing as of June 30, 2008.

The accompanying notes are an integral part of these financial statements.

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report on Internal Control Structure

Board of Directors
York Stockbrokers, Inc.

In planning and performing our audit of the financial statements of York Stockbrokers, Inc. (the "Company"), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention indicating such conditions had not been complied with during the year.

Independent Auditors' Report on Internal Control Structure (continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies, that adversely affect the entities ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Control Structure (continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of York Stockbrokers, Inc. to achieve all of the divisions or duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spielman Koenigsberg & Parker LLP

August 11, 2008

END